UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85

Medellín, Colombia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date March 17, 2023	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
	Name:	Jose Humberto Acosta Martin.
	Title:	Vice President of Finance

March 17, 2023

Medellín, Colombia

BANCOLOMBIA S.A. ANNOUNCES RESOLUTIONS OF THE GENERAL SHAREHOLDERS’ MEETING

The General Shareholders’ Meeting of Bancolombia, as the competent body, adopted the following decisions by the required voting thresholds in its annual meeting held today:

1.	The approval of the management´s annual report and other regulatory reports submitted for approval by the shareholders.

2.	The approval of the audited non-consolidated and consolidated financial statements with the accompanying notes for fiscal year 2022 which were duly authorized by the external auditor.

3.	The approval of the proposal announced on February 23, 2023, to distribute profits and create special reserves (reservas ocasionales), and the payment of an ordinary annual dividend to holders of outstanding common and preferred shares of Bancolombia equal to COP$ 3,536, to be paid as follows: COP 884 per share and per quarter, on the following dates: April 3rd, July 4, October 2nd, 2023, and January 2nd, 2024.

The ex-dividend period is expected to begin 4 trading days before the respective payment date and end on such payment date, as follows:

Ex-Dividend Date	Payment Date
March 28, 2023	April 3, 2023
June 27, 2023	July 4, 2023
September 26, 2023	October 2, 2023
December 26, 2023	January 2, 2024

4.	The appointment of the following candidates as members of the Board of Directors of Bancolombia for the period from April 2023 – March 2025:

Independent members:

Luis Fernando Restrepo Echavarría

Andrés Felipe Mejía Cardona

Sylvia Escovar Gómez

Arturo Condo Tamayo

Silvina Vatnick

Non independent members:

Gonzalo Alberto Pérez Rojas

Juan David Escobar Franco

The new appointed members will initiate the exercise of their functions as soon as they take possession before the Financial Superintendency of Colombia.

5.	The approval of the proposal of compensation for the Board of Directors.

6.	The appointment of Maria Adelayda Calle Correa, as principal Financial Consumer Ombudsman, and Ana Cristina Velásquez Cruz, as substitute Financial Consumer Ombudsman for the period from April 2023 – March 2025.

The Company’s management assures that all legal requirements and authorization processes have been complied with in order to hold the General Shareholders’ Meeting.

The details of the information approved by the shareholders can be consulted on the following link: https://www.grupobancolombia.com/investor-relations/information-interest/shareholders-meetings

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Contacts
Mauricio Rosillo Rojas	Jose Humberto Acosta	Catalina Tobon Rivera
Corporate VP	Financial VP	IR Director
Tel.: (57 601) 4885675	Tel.: (57 601) 4885934	Tel: (57 601) 4485950